UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

ONE WORLD PRODUCTS INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68248W108

(CUSIP Number)

John McCabe

160 Kincaid Lane

Boyce, LA 71409

With copy to:

Alison Newman, Esq.

Fox Rothschild LLP

101 Park Avenue, 17th Floor

New York, NY 10178

(212) 878-7900

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68248W108	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON John McCabe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,550,180*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,550,180*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.90%
14	TYPE OF REPORTING PERSON IN

*Represents 13,100,180 shares of the Company’s common stock held directly by Mr. McCabe, (ii) 150,000 shares of the Company’s common stock that are issuable upon the exercise of vested warrants held by Mr. McCabe, (iii) 300,000 shares of the Company’s common stock that may be acquired upon the conversion of Series A Preferred Stock and (iv) 2,000,000 shares of the Company’s common stock that may be acquired upon the conversion of the Company’s Series B Preferred Stock.

CUSIP No. 68248W108	Page 3 of 5 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D is filed on behalf of John McCabe (“Mr. McCabe” or the “Reporting Person”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of One World Products, Inc. (“OWP” or the “Company”).

This Schedule 13D is being filed to report the Common Stock acquired by the Reporting Persons during the period from March 15, 2021, when his beneficial ownership exceeded 5% of the Company’s issued and outstanding Common Stock, through the date hereof. The initial Schedule 13D filing and subsequent purchases of the Company’s Common Stock described herein were not made on a timely basis.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This statement is being filed by Mr. McCabe.

(b)	The business address of the Mr. McCabe is 160 Kincaid Lane, Boyce, Louisiana 71409.

(c)	Mr. McCabe is a private investor.

(d)	During the last five years, Mr. McCabe has not been convicted in any criminal proceedings.

(e)	During the last five years, Mr. McCabe has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)	Mr. McCabe is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 15, 2021, Mr. McCabe purchased 20,000 shares of Series B Preferred Stock of the Company at a price of $15 per share for total proceeds of $300,000. Each share of Series B Preferred Stock converts into 100 shares of Common Stock of the Company. There were no warrants associated with this offering. Upon making this purchase, Mr. McCabe’s ownership exceeded 5% of the Company’s issued and outstanding Common Stock.

On February 14, 2023, Mr. McCabe purchased 3,000,000 shares of Common Stock of the Company from the Company at a price of $0.10 per share for total proceeds of $300,000.

Between March 15, 2021 and December 22, 2023, Mr. McCabe purchased shares of Common Stock of the Company in the open market, in the amounts and prices set forth on Schedule A attached hereto.

ITEM 4.	PURPOSE OF TRANSACTION

Mr. McCabe acquired the securities of the Company for investment purposes. In the future, depending on general market and economic conditions affecting the Company and other relevant factors, the Mr. McCabe may purchase additional securities of the Company or dispose of some or all of the securities he currently owns from time to time in open market transactions, private transactions or otherwise.

CUSIP No. 68248W108	Page 4 of 5 Pages

Other than set forth above, Mr. McCabe does not have any other present plans or proposals that relate to or would result in any of the matters enumerated in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, but reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time to review or reconsider his position, change his position, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	Mr. McCabe owns beneficially owns 15,550,180 shares of Common Stock of the Company, consisting of (i) 13,100,180 shares of Common Stock held directly by Mr. McCabe, (ii) 150,000 shares of Common Stock that are issuable upon the exercise of vested warrants held by Mr. McCabe, (iii) 300,000 shares of the Company’s Common Stock that may be acquired upon the conversion of Series A Preferred Stock and (iv) 2,000,000 shares of the Company’s Common Stock that may be acquired upon the conversion of Series B Preferred Stock. As of the date of this filing, the shares of Common Stock beneficially owned by Mr. McCabe represents approximately 18.90% of the shares of Common Stock of the Company issued and outstanding.

(b)	Mr. McCabe has sole voting and dispositive power over all Common Stock beneficially owned by him.

(c)	Mr. McCabe effected the following purchases of shares of the Company’s Common Stock on the sixty (60) days prior to and including March 15, 2021, and such transaction are the only transactions in the Shares by Mr. McCabe during the sixty days prior to and including March 15, 2021:

Date of Transaction	No. of Shares	Price Per Share
1/20/2021	2,000	$0.370
1/26/2021	2,000	$0.260

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

CUSIP No. 68248W108	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: January 19, 2024

/s/ John McCabe
John McCabe

SCHEDULE A

Common Stock Purchases on the Open Market

Purchase Date	Number of Shares	Price
March 24, 2021	100	$0.28
March 31, 2021	10,000	$0.28
May 14, 2021	15,000	$0.192[a]
May 18, 2021	100,000	$0.165
June 8, 2021	3,609	$0.154
June 11, 2021	5,000	$0.146
June 14, 2021	27,561	$0.15
June 15, 2021	20,000	$0.15[b]
June 16, 2021	10,000	$0.14698[c]
June 18, 2021	10,000	$0.148
June 21, 2021	10,000	$0.142
June 22, 2021	10,000	$0.145
June 24, 2021	10,000	$0.144
June 25, 2021	10,000	$0.142
June 28, 2021	53,650	$0.1487[d]
June 30, 2021	10,000	$0.19
July 20, 2021	9,209	$0.155
August 17, 2021	70,000	$0.167[e]
August 18, 2021	100,000	$0.155
August 25, 2021	27,681	$0.15
September 8, 2021	100,000	$0.136
September 9, 2021	50,000	$0.12
December 3, 2021	50,000	$0.0996[f]
December 10, 2021	50,000	$0.09

The prices reported in the Price Column are a weighted average price. The Reporting Person undertakes to provide to any security holder of the Company or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (a)-(z).

a This price per share represents the weighted average price of multiple transactions on that day with prices therein ranging from $0.19 to $0.195.

b This price per share represents the weighted average price of multiple transactions on that day with prices therein ranging from $0.147 to $0.153.

c This price per share represents the weighted average price of multiple transactions on that day with prices therein ranging from $0.1469 to $0.147.

d This price per share represents the weighted average price of multiple transactions on that day with prices therein ranging from $0.145 to $0.149.

e This price per share represents the weighted average price of multiple transactions on that day with prices therein ranging from $0.162 to $0.18.

f This price per share represents the weighted average price of multiple transactions on that day with prices therein ranging from $0.0951 to $0.10.

February 11, 2022	20,000	$0.094[g]
February 14, 2022	128,695	$0.0949[h]
February 15, 2022	154,430	$0.1148[i]
February 17, 2022	108,350	$0.1146[j]
February 18, 2022	50,000	$0.112
February 22, 2022	50,000	$0.115
February 23, 2022	139,065	$0.116[k]
February 25, 2022	600,000	$0.106[l]
March 2, 2022	61,900	$0.094
March 7, 2022	40,000	$0.091
March 8, 2022	200,000	$0.09
March 9, 2022	248,065	$0.09
May 3, 2022	264,500	$0.089995[m]
May 9, 2022	50,000	$0.08
June 3, 2022	193,480	$0.09
June 6, 2022	181,000	$0.106[n]
June 7, 2022	150,000	$0.10995[o]
June 8, 2022	100,000	$0.101[p]
June 9, 2022	100,000	$0.108
June 16, 2022	18,717	$0.10
June 17, 2022	40,000	$0.105
July 29, 2022	92,350	$0.11997[q]

g This price per share represents the weighted average price of multiple transactions on that day with prices therein ranging from $0.09 to $0.95.

h This price per share represents the weighted average price of multiple transactions on that day with prices therein ranging from $0.09 to $0.095.

i This price per share represents the weighted average price of multiple transactions on that day with prices therein ranging from $0.109 to $0.117.

j This price per share represents the weighted average price of multiple transactions on that day with prices therein ranging from $0.11 to $0.115.

k This price per share represents the weighted average price of multiple transactions on that day with prices therein ranging from $0.11 to $0.118.

l This price per share represents the weighted average price of multiple transactions on that day with prices therein ranging from $0.094 to $0.108.

m This price per share represents the weighted average price of multiple transactions on that day with prices therein ranging from $0.0899 to $0.09.

n This price per share represents the weighted average price of multiple transactions on that day with prices therein ranging from $0.103 to $0.11.

o This price per share represents the weighted average price of multiple transactions on that day with prices therein ranging from $0.1095 to $0.11.

p This price per share represents the weighted average price of multiple transactions on that day with prices therein ranging from $0.099 to $0.103.

q This price per share represents the weighted average price of multiple transactions on that day with prices therein ranging from $0.1173 to $0.12.

August 1, 2022	81,500	$0.118[r]
August 4, 2022	50,000	$0.105
August 9, 2022	40,450	$0.10
September 13, 2022	60,000	$0.09998[s]
September 15, 2022	200,000	$0.10
September 19, 2022	5,600	$0.089
September 21, 2022	1,010	$0.09
October 26, 2022	200,000	$0.09
October 27, 2022	400,000	$0.0825[t]
December 20, 2022	37,000	$0.078
January 5, 2023	200,000	$0.07
January 11, 2023	21,000	$0.074
January 12, 2023	195,111	$0.07999[u]
January 20, 2023	20,000	$0.0847[v]
January 24, 2023	100,000	$0.08
January 25, 2023	24,500	$0.075
January 30, 2023	115,000	$0.08
January 31, 2023	40,000	$0.08
February 1, 2023	87,719	$0.08
February 6, 2023	96,609	$0.08
February 7, 2023	200,000	$0.0735[w]
February 8, 2023	100,000	$0.068
February 9, 2023	150,000	$0.067
February 14, 2023	200,000	$0.068
February 15, 2023	200,000	$0.064
March 6, 2023	100,000	$0.073
March 14, 2023	195,500	$0.06
June 23, 2023	110,000	$0.0795[x]
July 7, 2023	104,500	$0.08
September 28, 2023	88,000	$0.095
October 6, 2023	200,000	$0.08
October 9, 2023	31,000	$0.077
October 10, 2023	24,300	$0.077
October 11, 2023	100,000	$0.078
October 23, 2023	100,000	$0.061
October 26, 2023	100,000	$0.058
October 30, 2023	100,000	$0.04745[y]
November 1, 2023	71,000	$0.046
November 6, 2023	22,999	$0.051
December 15, 2023	300,000	$0.051[z]
December 22, 2023	250,000	$0.0365

r This price per share represents the weighted average price of multiple transactions on that day with prices therein ranging from $0.115 to $0.12.

s This price per share represents the weighted average price of multiple transactions on that day with prices therein ranging from $0.0999 to $0.10.

t This price per share represents the weighted average price of multiple transactions on that day with prices therein ranging from $0.08 to $0.085.

u This price per share represents the weighted average price of multiple transactions on that day with prices therein ranging from $0.0799 to $0.08.

v This price per share represents the weighted average price of multiple transactions on that day with prices therein ranging from $0.0845 to $0.0849.

w This price per share represents the weighted average price of multiple transactions on that day with prices therein ranging from $0.072 to $0.075.

x This price per share represents the weighted average price of multiple transactions on that day with prices therein ranging from $0.074 to $0.08.

y This price per share represents the weighted average price of multiple transactions on that day with prices therein ranging from $0.0465 to $0.0475.

z This price per share represents the weighted average price of multiple transactions on that day with prices therein ranging from $0.049 to $0.052.